06011420

Saputo

Isabelle Viger ☎ 514-328-3382
Fax: 514-328-3322
Courriel/E-mail : isabelle.viger@saputo.com

February 13, 2006

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH. D.C. 153 SECTION

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

Attention : Public Reference Room

SUPPL

Saputo Inc.

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our third quarter interim report which ended December 31, 2005, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Isabelle Viger,
Vice President, Legal Affairs

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

IV/fm
Encl.

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2006 02 13.doc

Message to Shareholders

We are presenting the results for the third quarter of fiscal 2006, which ended on December 31, 2005.

Net earnings for the quarter totalled $45.0 million, down $13.3 million compared to the $58.3 million for the same quarter in fiscal 2005. Included in the results for the third quarter of the previous fiscal year was a one-time tax adjustment which increased net earnings by $3.5 million. Rationalization charges having an after tax-effect of $1.2 million were recorded in the third quarter of the current fiscal year. Notwithstanding these two factors, net earnings for the third quarter of fiscal 2006 decreased by $8.6 million compared to the corresponding period last year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]), totalled $86.0 million, a decrease of $10.5 million compared to the $96.5 million posted one year earlier. Our US Dairy Products Sector EBITDA decreased by $12.7 million, despite an 8.5% sales volume increase in the quarter. The driving factors behind this decrease were a lower average block market[2] per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, the continued increase in fuel and certain promotional costs, and rationalization charges incurred for the closure of our plant in Whitehall, Pennsylvania. The EBITDA of our Canadian and Other Dairy Products Sector increased by $1.8 million. The main factors accounting for the increase were the inclusion of Fromage Côté, acquired on April 18, 2005, increased sales volume from our Canadian fluid milk activities, and increased efficiencies within both divisions of this sector. These factors offset rationalization charges incurred for the closure of our plant in Harrowsmith, Ontario. The EBITDA of our Grocery Products Sector showed a slight increase compared to the same period last year.

Revenues for the third quarter ended December 31, 2005 totalled $1.015 billion, an increase of $72.6 million or 7.7% compared to the $942.2 million for the corresponding period last year. Revenues from our Canadian and Other Dairy Products Sector posted an increase of $72.9 million compared to the same period last year. Higher selling prices in both divisions within the sector, higher sales volume, as well as the inclusion of Fromage Côté, were responsible for the revenue increase. Our Grocery Products Sector revenues also increased by $3.5 million compared to the same period last year. Revenues from our US Dairy Products Sector decreased by $3.7 million compared to the same period last year. The appreciation of the Canadian dollar combined with a lower average block market per pound of cheese continued to offset strong sales volume gains achieved within the sector.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

During the first nine months of fiscal 2006, we were affected by increased fuel costs. Overall, the Company was able to minimize these cost increases through various sales pricing methods.

Outlook[3]

We maintain our focus on growth, despite adverse conditions in certain markets. Moreover, we continue to deploy our efforts on finding new ways to improve our manufacturing efficiency and lowering our costs. Our commitment to product innovations also remains strong in order to market products that will meet ever-changing consumer demands. A group created in Spring 2005 and reporting directly to the President and Chief Executive Officer is specifically devoted to this objective.

On the organisational level, we have announced last November changes in our senior management. Mr. Randy Williamson, currently President and Chief Operating Officer of the Dairy Products Division (Canada), will retire on April 1st, 2006. On that date, Mr. Dino Dello Sbarba will take on the responsibilities of President and Chief Operating Officer of the Dairy Products Division (Canada). He is currently President and Chief Operating Officer, Cheese Division (USA). Mr. Terry Brockman will assume the position of President and Chief Operating Officer, Cheese Division (USA). He currently holds the position of Vice President, Human Resources for the Cheese Division (USA). Lastly, Mr. Claude Pinard, who is currently Vice President, General Manager of the Bakery Division, will take on the position of President and Chief Operating Officer, Bakery Division. The Company is confident that these individuals, along with current senior management, will continue to lead established teams towards its goal to become a world-class dairy processor.

During the third quarter, we experienced lower profitability in the Dairy Products Division (Canada) compared to the previous two quarters of the current fiscal year. Increased fuel costs affected us, even though we achieved higher sales volume and improved manufacturing efficiency. We also reduced our cheese production in order to lower our inventory levels, which indirectly affected the division's profits. We will carry on with our pursuit of attaining a balanced inventory level. Our new Specialty Cheese Group has already provided us with better market positioning and will pursue its efforts to capitalize on consumer enthusiasm for specialty cheeses. Finally, we anticipate that our rationalization efforts will provide us with annual after-tax savings of about $3.5 million.

In Argentina, we are satisfied with our results two years after the acquisition of Molfino Hermanos S.A. However, during the last quarter, we were negatively affected by changes in the export tax. Our fixed assets investment program will be completed during the fourth quarter of fiscal 2006. From then on, all elements will be in place and should enable us to reach higher levels of profitability.

In the United States, the US Department of Agriculture held public hearings in January 2006 to examine possible revisions in the formulas that determine the manufacturing milk price in order to consider the actual and future market conditions and to allow processors a margin that would be close to historical levels experienced by the industry. We are participating in these hearings as a company and as part of industry associations. We have communicated price increases to the market effective in the fourth quarter of fiscal 2006. We have also been successful in reducing the cost associated with milk handling. Despite adverse market conditions we are facing in the US, we continue to strive towards the reduction of operating costs with the objective of reaching past profitability levels.

In the Bakery Division, we continue our efforts to introduce new products that will address consumer health and good nutritional habits. In that regard, we have introduced to the market, products with added nutritional values and we will continue to pursue this path, both for the *Hop&Go!* and the snack cake Vachon brands. Furthermore, in light of the excellent results achieved thus far, we will carry on with the manufacturing of some of our products for the United States on the basis of co-packing activities for third parties.

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management's Analysis".

In the third quarter, we repurchased 843,300 common shares at prices ranging from $34.57 to $35.94 per share as part of the normal course issuer bid initiated on November 11, 2005.

We also renewed our bank credit facilities for a five-year period, thus benefiting from current credit terms and raising our bank credit facilities by about $75 million.

Lastly, we are continuing to evaluate potential acquisitions that will enable us to pursue our growth.

Dividends
The Board of Directors declared a dividend of $0.18 per share, payable on March 24, 2006 to shareholders of record on March 13, 2006. This dividend relates to the quarter ended December 31, 2005.

Management's Analysis

The goal of this management report is to analyze the quarter ended December 31, 2005. It should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2005, as well as the Company's management report for the same period. This report takes into account material elements between December 31, 2005 and February 8, 2006, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). This report, including "Outlook" above, contains forward-looking information within the meaning of securities laws. Caution should be used in the interpretation of management's analysis and statements, since management has made certain assumptions, including assumptions regarding projected revenue and expenses, and references to objectives and strategies that are subject to a number of risks and uncertainties. Due to the nature of our business, the risks and uncertainties associated with it could cause actual results to differ materially from those stated in such forward-looking information. For more exhaustive information on these risks and uncertainties you should refer to our most recently filed annual report which is available at www.sedar.com. Forward-looking information contained in this report, including "Outlook" above, is based on management's current estimates, expectations and projections, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

Operating Results
Consolidated revenues for the quarter ended December 31, 2005 totalled $1.015 billion, an increase of $72.6 million compared to the $942.2 million for the corresponding period last year. This increase is attributed mostly to the Canadian and Other Dairy Products Sector, whose revenues increased by approximately $73 million compared to the same period last year. Higher selling prices in both divisions within the sector, higher sales volume, as well as the inclusion of Fromage Côté, acquired on April 18, 2005, were responsible for the revenue increase. Our US Dairy Products Sector revenues decreased by approximately $4 million compared to the corresponding quarter last year. A lower average block market per pound of cheese was the main factor behind the revenue decrease, eroding approximately $22 million in revenues. The appreciation of the Canadian dollar also reduced revenues by approximately $12 million. These negative factors offset a revenue increase of approximately $30 million as a result of an 8.5% increase in sales volume compared to the same quarter last year. Revenues from our Grocery Products Sector increased by about $4 million compared to the same quarter last year due mostly to new business generated by the Bakery division.

For the nine-month period ended December 31, 2005, revenues totalled $3.052 billion, an increase of $86.1 million compared to the same period last year. Revenues from our Canadian and Other Dairy Products Sector since the beginning of the year increased by approximately $160 million compared to the same period last year due to higher selling prices, higher sales volume, and the inclusion of Fromage Côté. This increase was offset by decreased revenues from our US Dairy Products Sector of about $75 million, due mainly to the appreciation of the Canadian dollar and a lower average block market per pound of cheese, despite a 9.3% sales volume increase. Revenues from our Grocery Products Sector remained relatively stable.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the quarter ended December 31, 2005 stood at $86.0 million, a decrease of $10.5 million compared to the $96.5 million for the same period last year. The decrease is attributed to our US Dairy Products Sector, whose EBITDA decreased by approximately $13 million compared to the third quarter of fiscal 2005, despite an 8.5% sales volume increase in the quarter. The driving factors behind this decrease were a lower average block market per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, the continued increase in fuel and certain promotional costs, and rationalization charges of $0.8 million incurred for the closure of our plant in Whitehall, Pennsylvania. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $2 million compared to the same period last year. The increase is due mainly to the inclusion of Fromage Côté, improved processes in both divisions within the sector, and revenue increases in both our Canadian fluid milk activities and Argentina operations. These increases offset a rationalization charge of $1.0 million taken in the third quarter of fiscal 2006 for the closure of our plant in Harrowsmith, Ontario. The EBITDA of our Grocery Products Sector showed a slight increase compared to the same quarter last year, due mainly to increased revenues.

For the nine-month period ended December 31, 2005, EBITDA totalled $284.2 million, a decrease of $20.2 million compared to $304.4 million for the same period last year. The decrease is attributed to our US Dairy Products Sector. The factors explaining the decrease are consistent with those indicated for the quarter. This decrease offset an EBITDA increase achieved by our Canadian and Other Dairy Products Sector. The EBITDA of our Grocery Products Sector for the nine-month period ended December 31, 2005, decreased slightly compared to the corresponding period last year.

Other Consolidated Results Items

Depreciation expense stood at $17.4 million for the third quarter of fiscal 2006, an increase of $1.3 million compared to the $16.1 million for the same quarter last year. For the nine-month period ended December 31, 2005, depreciation expense totalled $53.0 million, an increase of $3.1 million from the $49.9 million for the same period last year. Both increases stem from additional depreciation related to additions made to fixed assets, specifically in our Canadian and Other Dairy Products Sector, along with the inclusion of Fromage Côté.

Interest expense decreased by $0.5 million to $6.1 million for the quarter ended December 31, 2005, and by $3.8 million to $18.9 million for the nine-month period ended December 31, 2005, compared to the corresponding periods last year. The reduction is explained by the decrease in interest on long-term debt as a result of lower long-term debt levels in comparison to the same periods last year. Furthermore, the continued appreciation of the Canadian dollar reduced the interest expense on our US debt.

Income taxes for the quarter ended December 31, 2005 stood at $17.5 million for an effective tax rate of 27.9%, compared to $15.5 million for the corresponding period last year for an effective tax rate of 21%. The lower effective tax rate last year is due mostly to a one-time tax adjustment of $3.5 million taken in the third quarter of fiscal 2005. For the nine-month period ended December 31, 2005, income taxes stood at $57.9 million, reflecting an effective tax rate of 27.3%, compared to $59.4 million for the corresponding period last year. Without the effect of the one-time tax adjustment of $3.5 million, the effective tax rate for the nine-month period ended December 31, 2004 would have been 27.1%. The rate has remained relatively stable for the nine-month period ended December 31, 2004 to the corresponding period of the current fiscal year. Our income tax rate varies and could increase or decrease based upon the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its foreign affiliates.

Net earnings totalled $45.0 million for the third quarter of fiscal 2006, compared to $58.3 million for the third quarter of fiscal 2005. For the nine-month period ended December 31, 2005, net earnings stood at $154.4 million, compared to $172.4 million for the corresponding period last year. These results reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended December 31, 2005, **cash generated by operating activities before changes in non-cash working capital items** amounted to $66.7 million, a decrease of $5.4 million compared to $72.1 million for the corresponding period last year. Since the beginning of the fiscal year, this figure totalled $214.6 million, a decrease of $8.0 million compared to $222.6 million for the corresponding period last year. In both cases, the decrease is due mostly to lower net earnings generated throughout the current fiscal year. Non-cash working capital items generated $24.7 million in the third quarter of fiscal 2006, an increase of $15.3 million compared to $9.4 million generated last year. For the nine-month period ended December 31, 2005, non-cash working capital items generated $25.5 million compared to a usage of $24.9 million for the same period last year. The improvement in cash generated by non-cash working capital items in the third quarter of fiscal 2006 is due in part to the implementation of inventory reduction programs in our Canadian cheese activities and to the deferral of various tax payments.

During the quarter, **investing activities** used $27.0 million for the addition of fixed assets. For the nine-month period ended December 31, 2005, fixed asset additions totalled $61.8 million. We maintain our annual forecast of $100 million.

Financing activities for the third quarter of fiscal 2006 consisted of an increase in bank loans of $18.8 million, the issuance of shares for a cash consideration of $0.9 million, as part of the Stock Option Plan, the repurchase of share capital totalling $29.8 million in accordance with the normal course issuer bid, and the payment of $18.8 million in dividends.

As at December 31, 2005, working capital stood at $425.7 million, compared to $452.6 million as at March 31, 2005. The decrease is due to a transfer of a portion of the long-term debt to the current liabilities section, in accordance with long-term debt repayment to be made on November 10, 2006.

As at December 31, 2005, our interest bearing debt-to-equity ratio stood at 0.17, which compares favourably to 0.21 as at March 31, 2005.

The Company currently has at its disposal bank credit facilities of approximately $320 million, $42.1 million of which are drawn. The Company also has $97.1 million of cash on hand. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at December 31, 2005, we should note that the variation in most items is principally due to the business acquisitions made in the first quarter of fiscal 2006. Excluding the effect of the acquisitions, inventories have remained relatively stable since the beginning of the year. However, since September 30, 2005, inventories have decreased by approximately $20 million. This decrease is due mostly to inventory reduction programs in our Canadian cheese activities. We expect this downward trend to continue in the coming quarters and maintain our objective to reduce inventories by a revised amount of $15 million throughout fiscal 2006. Income taxes payable have increased by approximately $40 million since the beginning of the fiscal year. The increase is the result of the restructuring undertaken by the Company that allowed the deferral of various income tax payments. We expect to disburse approximately $53 million in income taxes during the fourth quarter of the current fiscal year. The Company's total assets stood at $2.272 *billion as at* December 31, 2005, slightly higher than the $2.133 billion as at March 31, 2005.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at December 31, 2005	Issued as at January 31, 2006
Common shares	Unlimited	104,299,577	104,320,596
Preferred shares	Unlimited	None	None
Stock options		4,994,613	4,952,148

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2005 annual report on pages 31 to 37 of the management's analysis, since there were no notable changes during the first three quarters of fiscal 2006.

Information by Sector

Canadian and Other Dairy Products Sector

This sector consists of our Dairy Products Division (Canada) as well as our Dairy Products Division (Argentina).

For the quarter ended December 31, 2005, revenues for the Canadian and Other Dairy Products Sector totalled $680.8 million, an increase of 12% or $72.9 million compared to the $607.9 million for the corresponding period last year. Approximately $26 million of the increase is attributed to the acquisition of Fromage Côté, completed on April 18, 2005. Our Canadian and Other Dairy Products Sector generated additional revenues of about $35 million, primarily due to the increase in the selling price, in accordance with the increase in the cost of milk as raw material, net of any foreign exchange effect from the translation of our Argentina revenues into Canadian dollars. Increased sales volume in both our Canadian and Argentina operations, compared to the same period last year, generated approximately $12 million of additional revenues.

In comparison to the third quarter last year, sales volume from our Canadian cheese activities were relatively stable. Our fluid milk activities generated increased revenues compared to the corresponding period last year, essentially due to the increased sales volume from the milk, cream and yogurt categories. In Argentina, our revenues increased in comparison to the same quarter last year, due to a combination of increased selling prices, in accordance with the increase in the cost of milk as raw material, and higher sales volume.

Since the beginning of the fiscal year, revenues from the Canadian and Other Dairy Products Sector totalled $1.999 billion, an increase of 8.7% from the $1.839 billion for the same period last year. Excluding the revenues derived from the acquisition of Fromage Côté and also from increased selling prices in accordance with the increase in the cost of milk as raw material, net of any foreign exchange effect from the translation of our Argentina revenues into Canadian dollars, revenues remained relatively stable in comparison to the same period last year.

For the quarter ended December 31, 2005, EBITDA totalled $64.2 million, an increase of 2.9% in comparison to the $62.4 million for the corresponding period last year. The variation in EBITDA in the quarter is attributed to various elements. Increased sales volume from our fluid milk activities, along with improved operational efficiencies and additional EBITDA generated from our Fromage Côté operations acquired last April, positively affected the EBITDA. A decrease in our cheese production consistent with our goal of reducing our inventory levels negatively affected our EBITDA. Although the results benefited from rationalization activities undertaken in the previous year, a rationalization charge of $1.0 million was taken in the quarter in relation to our plant in Harrowsmith, Ontario, expected to be closed by June 28, 2006. In Argentina, we continued to show improvements in EBITDA which were negatively affected by changes in the export tax. Finally, the entire sector was affected by increased fuel, packaging and ingredient costs.

Since the beginning of the fiscal year, the EBITDA totalled $199.7 million, an increase of $22.0 million or 12.4% in comparison to the same period last year. The EBITDA margin increased to 10% compared to 9.7% for the same period last year.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $292.6 million for the quarter ended December 31, 2005, representing a $3.7 million or 1.2% decrease from the $296.3 million posted for the same period last year. Our sales volume for the quarter increased by 8.5%, with increases realized across all channels. Despite higher volumes, revenues decreased mainly due to a US$0.17 lower average block market per pound of cheese in the third quarter of fiscal 2006 compared to the same period last year, trimming revenues by approximately $22 million. The appreciation of the Canadian dollar further eroded revenues by approximately $12 million. The acquisition of the activities of Schneider Cheese, on May 27, 2005, accounted for approximately 2.6% of the 8.5% sales volume increase in the quarter.

Since the beginning of the fiscal year, revenues totalled $929.7 million, a $75.2 million or 7.5% decrease compared to the same period a year ago. The decrease in the average block market per pound of cheese lowered revenues by approximately $100 million, and the appreciation of the Canadian dollar further eroded revenues by approximately $76 million. On the other hand, sales volume since the beginning of the fiscal year have increased by 9.3%, of which approximately 2% is related to the Schneider Cheese acquisition.

For the quarter ended December 31, 2005, EBITDA totalled $15.2 million, resulting in a $12.7 million or 45.5% decrease compared to $27.9 million for the same period last year. During the third quarter of fiscal 2006, the average block market per pound of cheese was US$0.17 lower, compared to the same period last year, creating a negative effect on the absorption of fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material continues to be less favourable compared to the same period last year. With regards to inventories, the impact on their realization was less favourable compared to the same period last year. Despite increased sales volume, these market factors combined had a negative impact of approximately $9.8 million on EBITDA. The appreciation of the Canadian dollar eroded approximately $0.6 million in EBITDA. Additional initiatives continued in this quarter in supporting our retail brands. We incurred additional costs of approximately $3 million compared to the third quarter of fiscal 2005, in order to increase our market share and our market penetration with new customers and for new products with existing customers. The continued increase in fuel costs related to transportation resulted in approximately $1 million of additional expenses. In the quarter, rationalization expenses of $0.8 million were incurred in relation to the closure of our plant in Whitehall, Pennsylvania.

Since the beginning of the fiscal year, EBITDA decreased by $41.0 million. The appreciation of the Canadian dollar eroded approximately $5.6 million, while other negative market factors created an additional shortfall of approximately $28.8 million. Also, additional promotional expenses of approximately $15 million were incurred in the first three quarters of this fiscal year compared to the same period last year, resulting in increased sales volume. In addition, the division experienced increased fuel and ingredient costs over the first three quarters of the current fiscal year.

Grocery Products Sector

Revenues for our Grocery Products Sector totalled $41.5 million during the quarter, a 9.2% increase as compared to the corresponding quarter last year. Canadian sales volume decreased compared to the same period last year due to the price increase implemented last February, as well as to a change in our strategy regarding the reduction and the frequency of rebates. The decrease in our Canadian sales volume was offset by higher sales due to co-packing agreements for the manufacturing of products for the US market. During the quarter, the division experienced a slight decrease in its market share basically due to increased competition in Canada. Nevertheless, we remained active by introducing five new products.

Since the beginning of the fiscal year, revenues from the Grocery Products Sector totalled $123.1 million, an increase of approximately 1% compared to the same period last year.

EBITDA for the Grocery Products Sector stood at $6.6 million, an increase of $0.5 million compared to the same quarter last year. EBITDA margin remained relatively stable at 16%. This increase is due to better margins achieved on our existing sales and additional EBITDA generated by overall higher sales volume. The division incurred additional costs of approximately $0.5 million related to the pension plan in the third quarter of fiscal 2006 as compared to the third quarter of last fiscal year. The division also incurred an additional $1.2 million in marketing expenditures, as compared to the corresponding quarter of last fiscal year, directed towards a TV and magazine advertising campaign, and a sampling program to support the relaunch of our *Hop&Go!* brand in Ontario and in the Atlantic Provinces. Excluding these marketing expenses, the EBITDA margin would have stood at 20%.

Since the beginning of the fiscal year, EBITDA stands at $19.0 million, a decrease of $1.2 million compared to the same period last year. During the current fiscal year, the division incurred additional pension plan expenses of about $1.5 million and additional marketing expenses of $3.6 million in order to develop its *Hop&Go!* brand in Ontario and the Atlantic Provinces. Finally, the sector was affected by increased fuel costs.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

February 8, 2006

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and nine-month periods ended December 31, 2005 and 2004 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Revenues	**$ 1,014,841**	$ 942,235	**$ 3,052,334**	$ 2,966,244
Cost of sales, selling and administrative expenses	**928,852**	845,711	**2,768,155**	2,661,802
Earnings before interest, depreciation and income taxes	**85,989**	96,524	**284,179**	304,442
Depreciation of fixed assets	**17,412**	16,138	**52,975**	49,870
Operating income	**68,577**	80,386	**231,204**	254,572
Interest on long-term debt	**5,953**	6,439	**18,455**	21,713
Other interest	**128**	170	**481**	1,063
Earnings before income taxes	**62,496**	73,777	**212,268**	231,796
Income taxes	**17,464**	15,507	**57,871**	59,368
Net earnings	**$ 45,032**	$ 58,270	**$ 154,397**	$ 172,428
Per share (Note 6)				
Net earnings				
Basic	**$ 0.43**	$ 0.56	**$ 1.47**	$ 1.66
Diluted	**$ 0.43**	$ 0.55	**$ 1.46**	$ 1.63

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)

(unaudited)

	For the nine-month periods ended December 31	
	2005	2004
Retained earnings, beginning of period	**$ 884,054**	$ 711,371
Net earnings	**154,397**	172,428
Dividends	**(53,478)**	(43,791)
Excess of purchase price of share capital over carrying value	**(25,752)**	-
Retained earnings, end of period	**$ 959,221**	$ 840,008

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Revenues				
Dairy Products				
Canada and Other	**$ 680,771**	$ 607,924	**$ 1,999,485**	$ 1,839,042
United States	**292,603**	296,267	**929,704**	1,004,872
	973,374	904,191	**2,929,189**	2,843,914
Grocery Products	**41,467**	38,044	**123,145**	122,330
	$ 1,014,841	$ 942,235	**$ 3,052,334**	$ 2,966,244
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 64,153**	$ 62,447	**$ 199,667**	$ 177,737
United States	**15,194**	27,929	**65,547**	106,507
	79,347	90,376	**265,214**	284,244
Grocery Products	**6,642**	6,148	**18,965**	20,198
	$ 85,989	$ 96,524	**$ 284,179**	$ 304,442
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 8,629**	$ 7,395	**$ 26,007**	$ 22,302
United States	**7,345**	7,453	**22,654**	23,697
	15,974	14,848	**48,661**	45,999
Grocery Products	**1,438**	1,290	**4,314**	3,871
	$ 17,412	$ 16,138	**$ 52,975**	$ 49,870
Operating income				
Dairy Products				
Canada and Other	**$ 55,524**	$ 55,052	**$ 173,660**	$ 155,435
United States	**7,849**	20,476	**42,893**	82,810
	63,373	75,528	**216,553**	238,245
Grocery Products	**5,204**	4,858	**14,651**	16,327
	$ 68,577	$ 80,386	**$ 231,204**	$ 254,572
Interest	**6,081**	6,609	**18,936**	22,776
Earnings before income taxes	**62,496**	73,777	**212,268**	231,796
Income taxes	**17,464**	15,507	**57,871**	59,368
Net earnings	**$ 45,032**	$ 58,270	**$ 154,397**	$ 172,428

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 45,032**	$ 58,270	**$ 154,397**	$ 172,428
Items not affecting cash				
Stock based compensation	**1,866**	1,095	**5,907**	3,257
Depreciation of fixed assets	**17,412**	16,138	**52,975**	49,870
Gain on disposal of fixed assets	**(138)**	(26)	**(555)**	(87)
Funding of employee plans in excess of costs	**(411)**	(1,543)	**(2,919)**	(4,619)
Future income taxes	**2,979**	(1,882)	**4,771**	1,705
	66,740	72,052	**214,576**	222,554
Changes in non-cash operating working capital items	**24,693**	9,434	**25,450**	(24,858)
	91,433	81,486	**240,026**	197,696
Investing				
Business acquisitions (Note 9)	**-**	-	**(83,527)**	-
Additions to fixed assets	**(26,981)**	(25,294)	**(61,836)**	(59,809)
Proceeds on disposals of fixed assets	**151**	139	**800**	832
Other assets	**(935)**	(1,191)	**(487)**	(4,678)
	(27,765)	(26,346)	**(145,050)**	(63,655)
Financing				
Bank loans	**18,797**	(19,389)	**29,224**	(49,332)
Repayment of long-term debt	**-**	(58)	**-**	(43,953)
Issuance of share capital for a cash consideration	**894**	1,659	**12,404**	10,840
Repurchase of share capital	**(29,778)**	-	**(29,778)**	-
Dividends	**(18,848)**	(15,654)	**(53,478)**	(43,791)
	(28,935)	(33,442)	**(41,628)**	(126,236)
Increase in cash	**34,733**	21,698	**53,348**	7,805
Effect of exchange rate changes on cash	**3,184**	(1,857)	**2,266**	(1,618)
Cash (bank overdraft), beginning of period	**59,174**	(5,780)	**41,477**	7,874
Cash, end of period	**$ 97,091**	$ 14,061	**$ 97,091**	$ 14,061
Supplemental information				
Interest paid	**$ 12,216**	$ 12,322	**$ 25,233**	$ 27,744
Income taxes paid	**$ (6,952)**	$ 8,736	**$ 2,352**	$ 32,894

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	December 31, 2005 *(unaudited)*	March 31, 2005 *(audited)*
ASSETS		
Current assets		
Cash	$ **97,091**	$ 41,477
Receivables	**322,346**	299,828
Inventories	**468,917**	452,814
Income taxes	**6,295**	14,381
Future income taxes	**9,041**	10,711
Prepaid expenses and other assets	**20,433**	16,795
	924,123	836,006
Portfolio investment	**53,991**	53,991
Fixed assets (Note 3)	**659,989**	648,584
Goodwill	**551,535**	507,200
Trademarks	**23,185**	24,054
Other assets (Note 4)	**56,900**	53,437
Future income taxes	**2,540**	9,800
	$ **2,272,263**	$ 2,133,072
LIABILITIES		
Current liabilities		
Bank loans	$ **42,100**	$ 15,083
Accounts payable and accrued liabilities	**307,681**	291,197
Income taxes	**107,180**	67,438
Future income taxes	**6,496**	9,653
Current portion of long-term debt	**34,977**	-
	498,434	383,371
Long-term debt	**256,581**	302,521
Other liabilities	**18,939**	19,139
Future income taxes	**109,603**	112,191
	883,557	817,222
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**494,017**	483,896
Contributed surplus (Note 8)	**12,259**	8,095
Retained earnings	**959,221**	884,054
Foreign currency translation adjustment	**(76,791)**	(60,195)
	1,388,706	1,315,850
	$ **2,272,263**	$ 2,133,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies
The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2005.

2 - Foreign Currency Translation
The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Foreign exchange (loss) gain	**$ (6)**	$ 579	**$ 589**	$ 466

3 - Fixed Assets

	December 31, 2005			March 31, 2005		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 28,201**	**$ -**	**$ 28,201**	$ 27,872	$ -	$ 27,872
Buildings	**253,467**	**58,252**	**195,215**	246,887	53,657	193,230
Furniture, machinery and equipment	**750,733**	**328,749**	**421,984**	707,965	290,014	417,951
Rolling stock	**11,855**	**5,650**	**6,205**	11,817	5,378	6,439
Held for sale	**8,384**	**-**	**8,384**	3,092	-	3,092
	$ 1,052,640	**$ 392,651**	**$ 659,989**	$ 997,633	$ 349,049	$ 648,584

Fixed assets held for sale represent machinery, equipment and buildings of the Canadian and US dairy products sectors that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $40,008,000 as at December 31, 2005 ($47,921,000 as at March 31, 2005).

4 - Other assets

	December 31, 2005	March 31, 2005
Net accrued pension plan asset	**$ 49,283**	$ 45,505
Other	**7,617**	7,932
	$ 56,900	$ 53,437

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and nine-month periods ended December 31 are as follows:

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Pension plans	**$ 3,419**	$ 2,668	**$ 10,329**	$ 8,104
Other benefit plans	**50**	416	**790**	1,327
	$ 3,469	$ 3,084	**$ 11,119**	$ 9,431

6 - Earnings per Share

Basic earnings per share have been calculated by dividing net earnings by the weighted average number of common shares outstanding during each period.

Diluted earnings per share have been calculated by dividing net earnings by the weighted average number of common shares outstanding during each period, taking into account the dilutive effect of outstanding share purchase options.

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2005	2004	**2005**	2004
Net earnings	**$ 45,032**	$ 58,270	**$ 154,397**	$ 172,428
Weighted average number of common shares outstanding	**104,845,019**	104,348,921	**104,834,762**	104,187,708
Dilutive options per the treasury stock method	**937,631**	1,407,409	**937,631**	1,407,409
Dilutive number of common shares outstanding	**105,782,650**	105,756,330	**105,772,393**	105,595,117
Basic earnings per share	**$ 0.43**	$ 0.56	**$ 1.47**	$ 1.66
Diluted earnings per share	**$ 0.43**	$ 0.55	**$ 1.46**	$ 1.63

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	December 31, 2005	March 31, 2005
Issued		
104,299,577 common shares (104,527,282 at March 31,2005)	**$ 494,017**	$ 483,896

615,595 common shares (640,179 in 2004) for an amount of $12,404,239 ($10,839,620 in 2004) were issued during the nine-month period ended December 31, 2005 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the period ended December 31, 2005, the amount transferred from contributed surplus was $1,743,000.

During the period ended December 31, 2005, the Company repurchased 843,300 common shares at prices ranging from $34.57 and $35.94 per share as part of the normal course issuer bid.

Share option plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		December 31, 2005		March 31, 2005	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**64,720**	**$ 8.50**	77,420	$ 8.50
1999	from $16.13 to $18.75	**108,126**	**$18.34**	160,602	$18.34
2000	$19.70	**186,457**	**$19.70**	272,403	$19.70
2001	$13.50	**428,051**	**$13.50**	582,608	$13.50
2002	from $19.00 to $23.00	**708,499**	**$19.10**	814,073	$19.09
2003	$30.35	**718,727**	**$30.35**	815,518	$30.35
2004	$22.50	**1,037,598**	**$22.50**	1,174,625	$22.50
2005	$33.05	**837,784**	**$33.05**	900,666	$33.05
Current	$36.15	**904,651**	**$36.15**	-	-
		4,994,613	**$26.24**	4,797,915	$23.62
Options exercisable at the end of the period		**2,159,268**	**$21.22**	1,778,646	$19.71

7- Share Capital (cont'd)
Changes in the number of options are as follows:

	December 31, 2005	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,797,915**	**$ 23.62**
Options granted	**914,952**	**$ 36.15**
Options exercised	**(615,595)**	**$ 20.15**
Options cancelled	**(102,659)**	**$ 28.46**
Balance at end of period	**4,994,613**	**$ 26.24**

The fair value of share purchase options granted was estimated at $10.79 per option ($9.86 as at March 31, 2005), using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2005	March 31, 2005
Risk-free interest rate:	**4.0%**	3.5%
Expected life of options:	**6 years**	6½ years
Volatility:	**28%**	28%
Dividend rate:	**2.0%**	1.8%

The exercise price of these options is $36.15 ($33.05 for the corresponding period), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,866,000 ($1,693,000 after income taxes) and $5,907,000 ($5,359,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month and nine-month periods ended December 31, 2005, respectively. A compensation expense of $1,095,000 ($967,000 after income taxes) and $3,257,000 ($2,885,000 after income taxes) was recorded for the three-month and nine-month periods ended December 31, 2004, respectively.

The effect of this expense on basic and diluted earnings per share was $0.016 for the three-month period ended December 31, 2005 ($0.009 in 2004), and $0.05 for the nine-month period ended December 31, 2005 ($0.027 in 2004).

8 - Contributed Surplus

	December 31, 2005	Year ended March 31, 2005
Contributed surplus, beginning of period	**$ 8,095**	$ 4,411
Stock based compensation	**5,907**	4,774
Amount transferred to share capital	**(1,743)**	(1,090)
Contributed surplus, end of period	**$ 12,259**	$ 8,095

9 - Business Acquisitions

On April 18, 2005, the Company acquired the activities of Fromage Côté S.A. and Distributions Kingsey Inc. (a cheese manufacturer operating in Canada) for a cash consideration of $52,900,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: $10,900,000, fixed assets: $11,375,000, and intangible assets: $30,625,000. The final allocation of the purchase price will be completed during the current fiscal year.

On May 27, 2005, the Company acquired the activities of Schneider Cheese, Inc. (a cheese manufacturer operating in the United States) for a cash consideration of US$24,400,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: US$2,400,000, fixed assets: US$4,350,000, and intangible assets: US$17,650,000. The final allocation of the purchase price will be completed during the current fiscal year.

10 - Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.